UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
November 8, 2011

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Popular, Inc.

File No. 001-34084 - CF#27439

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Popular, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 8-K filed on October 14, 2011.

Based on representations by Popular, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit will not be released to the public for the time period specified:

Exhibit 99.1　　　　　through September 30, 2021

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Sebastian Gomez Abero
Special Counsel